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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 0-30285

                          NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q

               [_] Form N-SAR

               For Period Ended:  March 31, 2003

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached  instruction  sheet before  preparing  form.  Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,

identify the item(s) to which the notification relates:


                                     PART I

                             REGISTRANT INFORMATION

ENERGY VISIONS INC.

________________________________________________________________________________

Full Name of Registrant

ENERGY VENTURES INC.

________________________________________________________________________________

Former Name if Applicable

43 Fairmeadow Avenue

________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M2P 1W8

________________________________________________________________________________

City, State and Zip Code

                                    PART II

                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this

     |         form  could  not be  eliminated  without  unreasonable  effort or

     |         expense;

     |

     |    (b)  The subject annual report,  semi-annual report, transition report

     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion

[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day

     |         following  the  prescribed  due date;  or the  subject  quarterly

     |         report or transition report on Form 10-Q, or portion thereof will

     |         be filed on or  before  the  fifth  calendar  day  following  the

     |         prescribed due date; and

     |

     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule

     |         12b-25(c) has been attached if applicable.


                                    PART III

                                   NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

     The Registrant  was unable to timely  file the Report without  unreasonable effort or expense due to  delays in gathering the necessary information  and due to financial statement presentation changes to comply with applicable accounting guidelines.

                                    PART IV

                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

      Peter F. Searle, Esq.                               (416)  284-4579

     ---------------------------------------------------------------------------

                       (Name)                     (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the

     Securities Exchange Act of 1934 or Section 30 of the Investment Company

     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements  to be  included  in the  subject  report  or  portion thereof?

                                                                 [x] Yes  [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report no revenues in the quarter ended March 31, 2003. In the comparative period in 2002 we reported revenues of $25,000 in respect of a single sales contract which is now terminated.  We expect to report a loss of approximately $136,000 in 2003 as compared with a loss of approximately $382,000 in 2002. The principle reason for the decreased loss is the lower expenditures in the current year on research and development activities which decreased approximately 63% from approximately $209,000 in 2002 to approximately $77,000 in 2003. Such reduction reflects a reduced level of research and development activity but is in part due to the receipt of grants from National Research Council in respect of the research and development activities conducted in Calgary, Alberta. Other costs including professional fees and admin costs declined modestly. Depreciation and amortization declined from approximately $31,000 in 2002 to approximately $10,000 in 2003 due to a 2002 accounting charge in respect of the impairment of property and equipment and licence and technology costs. The current period also includes a one-time gain of $95,000 realised upon the sale of options in an unrelated company. There is no prior year equivalent of such item.


                            ENERGY VISIONS INC.

--------------------------------------------------------------------------------

(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date 05/15/2003                     By: /s/Peter F. Searle

    -------------------            ---------------------------------------------

                                        Peter F. Searle, VP Finance

          INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal

Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and

Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange

Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General

Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

     5.  ELECTRONIC  FILERS.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of

Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b)

of Regulation S-T.

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